Exhibit 12.1
Marriott Vacations Worldwide Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year
($ in thousands, except ratio)	2016	2015	2014	2013	2012
Income from continuing operations before income taxes	$222,928	$206,497	$150,591	$131,204	$30,962
Income related to equity method investees	(249)	(187)	(74)	(190)	(613)
	222,679	206,310	150,517	131,014	30,349
Add/(deduct):
Fixed charges	34,109	37,869	41,012	48,272	61,705
Interest capitalized	(1,512)	(401)	(2,856)	(4,323)	(3,144)
Amortization of capitalized interest	4,490	2,311	2,853	6,124	6,411
Earnings attributable to Marriott Vacations Worldwide available for fixed charges	$259,766	$246,089	$191,526	$181,087	$95,321
Fixed charges:
Interest expensed and capitalized (1)	$34,109	$37,869	$41,012	$48,272	$61,705
Estimate of interest within rent expense (2)	4,161	4,426	4,109	4,648	5,055
Total fixed charges	$38,270	$42,295	$45,121	$52,290	$66,760
Ratio of earnings attributable to fixed charges	6.8	5.8	4.2	3.4	1.4

(1)
“Interest expensed and capitalized” includes consumer financing interest expense, dividends on mandatorily redeemable preferred stock of a consolidated subsidiary, and amortized premiums, discounts, and capitalized expenses related to indebtedness.

(2)	"Estimate of interest within rent expense" is calculated as one-third of operating lease payments, which represents a reasonable approximation of the interest factor.